UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 27, 2023, Sol-Gel Technologies, Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) between the Company and Armistice Capital, relating to the issuance by the Company to Armistice Capital of (i) 2,560,000 ordinary shares of the Company, par value NIS 0.1 per share (the “Ordinary Shares”) in a registered direct offering (“Registered Direct Offering”) at a price of $5.00 per ordinary share and (ii) in a concurrent private placement (the “Warrant Private Placement” and, together with the Registered Direct Offering, the “Offering”) unregistered warrants (the “Investor Warrants” and, together with the Ordinary Shares, the “Securities”) to purchase up to 2,560,000 Ordinary Shares. Each of the Investor Warrants are exercisable for one ordinary share, have an initial exercise price of $5.85 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. The sale of the Ordinary Shares in the Registered Direct Offering was made by means of a shelf registration statement on Form F-3 (File No. 333-264190) previously filed with the Securities and Exchange Commission (the “SEC”) and declared effective on April 13, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement, dated January 27, 2023. The Offering closed on January 31, 2023. The gross proceeds from the Offering were approximately $12.8 million.

Concurrently with the signing of the Purchase Agreement, the Company also entered into a subscription agreement (the “Subscription Agreement”) between the Company and M. Arkin Dermatology Ltd., the controlling shareholder of the Company, pursuant to which M. Arkin Dermatology Ltd. agreed to purchase 2,000,000 unregistered Ordinary Shares and unregistered warrants to purchase up to 2,000,000 ordinary shares (the “PIPE Warrants” and, together with the Investor Warrants, the “Warrants”) in a concurrent private placement (the “Affiliate Private Placement”) exempt from the registration of the Securities Act of 1933, as amended (the "Securities Act"), at a price equal to the offering price of the Ordinary Shares in the Offering. The Affiliate Private Placement is conditioned on obtaining disinterested shareholder approval.

The PIPE Warrants have the same terms as the Investor Warrants. The Warrants are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares. In the event of a fundamental transaction, the holders of the Warrants are entitled to receive from the Company, or any successor entity, the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the warrants, that is being offered and paid to the holders of Ordinary Shares of the Company in connection with the fundamental transaction. The Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of Ordinary Shares are entitled.

The aggregate gross proceeds to the Company from the Offering and the Affiliate Private Placement are expected to be approximately $22.8 million. The Company intends to use the net proceeds from the Offering and the Affiliate Private Placement to fund the acquisition of SGT-610, the topically-applied patidegib, a new chemical entity hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome, research and development activities for SGT-610 through its planned clinical trial and the remainder for working capital and other general corporate purposes.

Raymond James & Associates, Inc. (“Raymond James”) acted as the exclusive placement agent for the Offering, pursuant to a placement agency agreement, dated January 27, 2023 (the “Placement Agency Agreement”) between the Company and Raymond James. Pursuant to the Placement Agency Agreement, the Company agreed to pay Raymond James a fee equal to 6.0% of the aggregate gross proceeds from the Offering. The Company also agreed to reimburse Raymond James for up to $110,000 for fees and expenses of legal counsel and other out-of-pocket expenses.

The issuance of the Warrants and the Ordinary Shares issued in connection with the Affiliate Private Placement are not registered under the Securities Act, or any state securities laws. The issuance of such securities was in reliance on the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Each of the Purchase Agreement and Subscription Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the purchasers thereunder against certain liabilities, including for liabilities under the Securities Act, and termination provisions. The provisions of the Purchase Agreement and Subscription Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The descriptions of the Purchase Agreement and Subscription Agreement are qualified in their entirety by reference to the Purchase Agreement and Subscription Agreement, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively.

On January 27, 2023, the Company issued a press release announcing the pricing of the Offering, a copy of which press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 4.1: Form of Warrant (included in Exhibit 10.2).

Exhibit 5.1: Opinion of Gross & Co.

Exhibit 10.1:  Form of Securities Purchase Agreement.

Exhibit 10.2: Subscription Agreement, dated January 27, 2023, between the Company and M. Arkin Dermatology Ltd.

Exhibit 23.1: Consent of Gross & Co. (included in Exhibit 5.1).

Exhibit 99.1: Registrant’s press release entitled: “Sol-Gel Announces Aggregate $22.8 Million Concurrent Registered Direct and Private Placement Offerings.”

This Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: January 31, 2023	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer